Exhibit 99.2

RISE EDUCATION CAYMAN LTD

Room 101, Jia He Guo Xin Mansion

No.15 Baiqiao Street, Guangqumennei, Dongcheng District

Beijing 100062

People’s Republic of China

+86 10-8559-9000

PROXY STATEMENT

The board of directors of Rise Education Cayman Ltd, an exempted company incorporated under the laws of the Cayman Islands (“RISE”, the “Company”, “we”, “our”, and “us”), is soliciting the enclosed proxy for use at the extraordinary general meeting of RISE’s shareholders to be held on Thursday, December 23, 2021, at 4:00 p.m., Beijing Time, at Room 101, Jia He Guo Xin Mansion, No.15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China. The notice and the proxy card for the extraordinary general meeting will first be mailed to RISE’s shareholders on or about December 10, 2021.

SUMMARY TERM SHEET

This summary, together with the questions and answers section that follows, highlights information included elsewhere in this proxy statement. This summary may not contain all of the information you should consider before voting on the proposals presented in this proxy statement. You should read the entire proxy statement carefully, including the annexes attached hereto. For your convenience, we have included cross references to direct you to a more complete description of the topics described in this summary.

Parties to the WFOE Purchase Agreement (page 25)

The purchase agreement dated December 1, 2021 (the “WFOE Purchase Agreement”) was entered into by and among the Company, Rise (Tianjin) Education Information Consulting Co., Ltd. (“WFOE”), Beijing Step Ahead Education Technology Development Co., Ltd. (“VIE”), RISE Education International Limited (“Rise HK”), Rise IP (Cayman) Limited (“Rise IP”) and Wuhan Xinsili Culture Development Co., Ltd. (the “Buyer SPV”). The Buyer SPV is a newly-formed limited liability company controlled by the buyer consortium (the “Buyer Consortium”) consisting of certain franchisees of the Company and an affiliate of the Company’s senior management, who are PRC nationals.

For more details, see “Proposal One: The Sale—Parties to the WFOE Purchase Agreement” beginning on page 25.

The WFOE Purchase Agreement and the WFOE Sale (page 26)

Pursuant to the terms of the WFOE Purchase Agreement, we have agreed to, through Rise HK, sell all of the equity interests in WFOE indirectly held by us to the Buyer SPV (the “WFOE Sale”), in consideration of the Buyer SPV (i) paying to Rise HK consideration of RMB1, and (ii) assuming all liabilities of WFOE and its subsidiaries. Conditions precedent to the WFOE Sale include, without limitation, (i) Rise HK and Rise IP shall grant WFOE or entities designated by the Buyer SPV a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned by or licensed to Rise HK and/or Rise IP (the “IP Licensing”), (ii) the Company shall make an additional capital contribution to WFOE in US dollars equivalent of RMB20 million (the “Capital Injection”), and (iii) the lenders (the “Lenders”) of the facilities agreement dated March 18, 2021 relating to the term and revolving facilities of up to an aggregate amount of US$80,000,000 (the “Facilities Agreement”) shall have released the applicable guarantees, obligations and equity pledges provided by WFOE and VIE. In addition, the Buyer SPV and its affiliates warrant that they will have no less than RMB100,000,000 at the closing of the WFOE Sale to fund the business operations of WFOE and its subsidiaries after completion of the WFOE Sale.

The English translation of the WFOE Purchase Agreement, furnished as Exhibit 99.2 to Form 6-K furnished by the Company to the SEC on December 1, 2021, is incorporated by reference into this proxy statement. We encourage you to read the WFOE Purchase Agreement in its entirety because it is the legal document that governs the WFOE Sale.

Consideration for the WFOE Sale (page 27)

In consideration of the sale of the equity interests in WFOE pursuant to the WFOE Purchase Agreement, the Buyer SPV will (i) pay to Rise HK consideration of RMB1 or in a foreign currency equivalent to RMB1, and (ii) assume all liabilities of WFOE and its subsidiaries.

Parties to the IP Holdco Purchase Agreement (page 27)

The share purchase agreement December 1, 2021 (the “IP Holdco Purchase Agreement”, collectively with the WFOE Purchase Agreement, the “Purchase Agreements”) was entered into by and among the Company, Rise Education Cayman I Ltd (the “IP Seller”) and the Shareholder.

For more details, see “Proposal One: The Sale—Parties to the IP Holdco Purchase Agreement” beginning on page 27.

The IP Holdco Purchase Agreement and The IP Sale (page 27)

Pursuant to the terms of the IP Holdco Purchase Agreement, the Company and the IP Seller have agreed to sell all of the equity interests in Rise HK and Rise IP to the Shareholder in consideration of the Shareholder (i) paying US$2,500,000 to the Company, for the purposes of paying the Lenders in settlement of the Facilities Agreement, and (ii) causing Rise HK and Rise IP to grant WFOE or entities designated by the Buyer SPV a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned by or licensed to Rise HK and Rise IP (the “IP Sale”, and together with the WFOE Sale, the “Sale”). The Sale is conditioned upon receiving approval from the Company’s shareholders. The IP Sale is subject to, among other customary conditions precedent, the completion of the WFOE Sale.

Upon completion of the Sale, the Company would have, through its subsidiaries, sold substantially all of its assets. For details of the settlement of the Facilities Agreement, please see “Proposal One: The Sale—Background and Reasons for the Sale” and “Proposal One: The Sale—The Settlement Agreement” below.

The complete text of the IP Holdco Purchase Agreement, furnished as Exhibit 99.3 to Form 6-K furnished by the Company to the SEC on December 1, 2021, is incorporated by reference into this proxy statement. We encourage you to read the IP Holdco Purchase Agreement in its entirety because it is the legal document that governs the IP Sale.

Consideration for the IP Sale (page 28)

In consideration of the sale of the equity interests in Rise HK and Rise IP, the Shareholder will (i) pay US$2,500,000 to the Company, for the purposes of paying the Lenders in settlement of the Facilities Agreement; and (ii) cause Rise HK and Rise IP to grant WFOE or entities designated by the Buyer SPV a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned by or licensed to Rise HK and/or Rise IP.

The Settlement Agreement (page 28)

In connection with the Sale, Rise Education Cayman I Ltd, the borrower under the Facilities Agreement (the “Borrower”), RISE Education Cayman III Ltd, an exempted company incorporated with limited liability under the laws of the Cayman Island and a wholly-owned subsidiary of the Company (the “Parent”), WFOE, VIE, the Shareholder and certain other parties entered into a settlement agreement (the “Settlement Agreement”) with the Lenders on December 1, 2021. Under the Settlement Agreement, subject to satisfaction of certain conditions, the Lenders agreed to (i) acknowledge and consent to the Sale; (ii) discharge and release all liabilities and obligations of the Company and its subsidiaries under the Facilities Agreement (being an amount equal to US$55,746,367.04); (iii) terminate, release and discharge all security interest, guarantee and indemnity created in connection with the Facilities Agreement; and (iv) waive, release and discharge all claims arising from or in connection with the Facilities Agreement, in exchange for (i) an aggregate amount of US$10,377,972.06, and (ii) transfer of all interest in the Edge business (the “Edge Business”) that offers admission consulting, academic tutoring and test preparation services in Hong Kong and Singapore for students who intend to study abroad to a person nominated by the Lenders, and the obligation of the Borrower and the Shareholder to use their reasonable endeavors to run and manage the sale of the Edge Business to a third party for the 12 months following completion of the settlement contemplated under the Settlement Agreement (the “Settlement”).

The Convertible Loan Deed (page 30)

In order for the Company to make the settlement payment under the Settlement Agreement, make an additional capital contribution to WFOE pursuant to the WFOE Purchase Agreement and pay for certain operating expenses, the Company entered into a convertible loan deed with the Shareholder on December 1, 2021 (the “Convertible Loan Deed”), pursuant to which the Shareholder will provide an interest-free convertible loan of US$17 million to the Company for a period of 360 days, convertible into ordinary shares of the Company at US$0.35 per share, or US$0.70 per ADS, representing a premium of 10% over the volume weighted average price of the Company’s ADSs (each representing two ordinary shares) published on the relevant page on Bloomberg that shows such price on each day for a period of ten trading days prior to the date of the Convertible Loan Deed (the “Convertible Loan”). In addition, at any time prior to the date falling 30 days after the date of the Convertible Loan Deed (the “Solicitation Period”), the Company has the right to solicit and raise alternative financing and prepay any drawn portion of the Convertible Loan and cancel any undrawn portion of the Convertible Loan in full with proceeds from such alternative financing. The Shareholder shall not have the right to convert the Convertible Loan during the Solicitation Period.

When the Sale is Expected to be Completed (page 38)

If the proposed Sale described in the section headed “Proposal One: The Sale” (the “Sale Proposal”) is approved by our shareholders at the extraordinary general meeting, we expect to complete the Sale as soon as practicable after all of the other closing conditions in the Purchase Agreements have been satisfied or waived. We, the Shareholder and the Buyer SPV are working toward satisfying the conditions to closing and completing the Sale as soon as reasonably practicable. Subject to the foregoing, we currently anticipate to complete the Sale in December 2021. However, there can be no assurance that the Sale will be completed at all or, if completed, when it will be completed.

Reasons for the Sale (page 31)

In 2020, the COVID-19 pandemic and preventative or protective actions taken by the Chinese government in respect of this pandemic had caused business disruption, including the temporary closure of the Company’s learning centers for a majority of the time during the period starting January 19, 2020 until September 2020. The Company’s franchisees have similarly experienced business disruptions during the COVID-19 pandemic and their financial performance and liquidity position have also been materially and adversely affected. As a result, the Company’s revenue from educational programs and franchisees’ business decreased. The adverse impact of COVID-19 continued into the first half of 2021, with episodes of resurgence in various Chinese cities creating uncertainties for the Company’s offline operations.

In addition, a series of new regulations promulgated by the Chinese government, such as the Guiding Opinions of the Ministry of Education on Vigorously Promoting the Scientific Connection of Kindergartens and Primary Schools promulgated by the Chinese Ministry of Education (the “MOE”) on March 30, 2021, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021 (the “Opinions”) and other regulations, had put operational restrictions on the Company and materially limited the Company’s ability to conduct its business. Consequently, the Company’s financial performance has been materially and adversely affected.

The Opinions also require all academic after-school tutoring institutions to register as non-profit organizations and prohibits foreign capital from controlling or participating in any academic after-school tutoring institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities. On September 7, 2021, the MOE published on its official website that the MOE, together with two other government authorities, issued a circular requiring all academic after-school tutoring institutions to complete registration as non-profit by the end of 2021, and all academic after-school tutoring institutions shall, before completing such registration, suspend enrollment of students and charging fees.

The decision of our board of directors (the “Board”) to enter into the Purchase Agreements was based on (a) a careful evaluation of the Company’s strategic alternatives, including (i) continuing to operate as a publicly listed company and seeking alternative opportunities that may support the Company as a going concern; (ii) seeking investors that might be willing to acquire or merge with the Company; (iii) evaluating capital transactions that would allow us to reduce the financial risk of our existing indebtedness, including the Facilities Agreement, and to satisfy other near term working capital needs; (b) the Opinions and relevant regulations requiring all academic after-school tutoring institutions such as the Company to complete registration as non-profit by the end of 2021, and prohibits foreign capital from controlling or participating in any academic after-school tutoring institutions such as the Company; (c) the Board’s determination that the consideration the Company receives from the Sale is fair to the Company’s shareholders, including shareholders who are unaffiliated with the Shareholder or the Buyer Consortium, relative to other indications of value; (d) the Company’s need for additional financial flexibility; and (e) the challenges and opportunities that would exist for the Company’s operations if it does not complete the Sale.

Upon completion of this transaction, we plan to actively consider ways to pursue new strategic alternatives, including but not limited to potential business combinations. We have from time to time engaged in preliminary discussions with parties regarding potential strategic transactions with the Company. However, there is no guarantee that we will reach a definitive agreement with respect to such business combination on terms to our satisfaction. Even if we reach a definitive agreement with respect to a business combination, the closing of such transaction may be subject to a number of conditions, such as obtaining regulatory approvals and shareholder approvals, and we cannot assure you that all conditions to such transaction will be satisfied or that the conditions will be satisfied in the time frame expected. We cannot guarantee that any transaction, even if successful, will result in value for the shareholders. Furthermore, following the closing of a business combination, there is no guarantee that the anticipated synergies and other potential benefits from such transaction will be fully achieved or achieved in the expected time frames. See “Proposal One: The Sale—Background and Reasons for the Sale” beginning on page 31.

Recommendation of the Board (page 38)

The Board recommends that you vote:

• “FOR” the Sale Proposal; and

• “FOR” the proposal to adjourn the extraordinary general meeting set forth in the section headed “Proposal Two: Proposal to Adjourn the Extraordinary General Meeting” to allow the Company, if necessary or appropriate, to solicit additional proxies if there are insufficient proxies received at the time of the extraordinary general meeting to approve the Sale Proposal.

Plans of RISE Following the Sale (page 40)

The Board of Directors currently believes that the long-term interests of the Company’s shareholders would be best served by the Company pursuing strategic alternatives that the Board of Directors may subsequently determine are in the best interests of the Company’s shareholders, including but not limited to potential business combinations. We have from time to time engaged in preliminary discussions with parties regarding potential strategic transactions with the Company. However, there is no guarantee that we will reach a definitive agreement with respect to such business combination on terms to our satisfaction. Even if we reach a definitive agreement with respect to a business combination, the closing of such transaction may be subject to a number of conditions, such as obtaining regulatory approvals and shareholder approvals, and we cannot assure you that all conditions to such transaction will be satisfied or that the conditions will be satisfied in the time frame expected. We cannot guarantee that any transaction, even if successful, will result in value for the shareholders. Furthermore, following the closing of a business combination, there is no guarantee that the anticipated synergies and other potential benefits from such transaction will be fully achieved or achieved in the expected time frames.

Governmental and Regulatory Approvals (page 41)

The Sale is not subject to any material regulatory approvals under applicable PRC laws and regulations. The WFOE Sale would require (i) the release of equity pledge provided by WFOE prior to the closing of the WFOE prior to the closing of the WFOE Sale, (ii) the registration and filing of changes of shareholder and business information with respect to the WFOE Sale and relevant matters (including but not limited to registration of the new shareholder, resignation of the director(s) and supervisor(s) of WFOE, and amendments to the articles of association) with Tianjin Administration for Market Regulation or its local branch, (iii) the cancellation of WFOE’s foreign exchange registration with Tianjin Branch of the State Administration of Foreign Exchange or its local bureau, and (iv) the resignation and change of director(s) and supervisor(s) of VIE with Beijing Administration for Market Regulation or its local branch. Pursuant to the WFOE Purchase Agreement, the parties thereto shall procure WFOE and VIE (as applicable) to submit the applications for the foregoing registrations or cancellation upon closing of the WFOE Sale or as soon as practicable thereafter.

The Sale is not subject to any material regulatory approvals under the applicable Cayman Islands laws and regulations.

PRC Tax Consequences of the Sale (page 40)

The WFOE Sale is a taxable sale under the PRC Enterprise Income Tax Law (the “EIT Law”). If the PRC tax authorities were to recognize an imputed gain for Rise HK from the WFOE Sale, then such imputed gain would be subject to PRC income tax at a rate of 10%.

Conditions to WFOE Sale Closing (page 43)

Each party to the WFOE Purchase Agreement will not be obligated to complete the WFOE Sale (the “WFOE Sale Closing”) unless a number of conditions are satisfied or waived. These general closing conditions are:

1. between the date of the WFOE Purchase Agreement and the WFOE Closing, there being no newly promulgated laws, regulations, rules, administrative orders or actions of government authorities which resulted in refunds for tuition fee exceeding 70% of the prepaid tuition fees as shown in the consolidated statements of WFOE and VIE on the date of the WFOE Purchase Agreement or other similar circumstances such that the business of WFOE and VIE substantially cannot be operated, after WFOE and VIE have used their best efforts to communicate with the regulatory authorities and mitigate the adverse effect caused by such refunds or other similar circumstances;

2. there being no effective law or governmental order enjoining, prohibiting or making illegal the consummation of the WFOE Sale or IP Licensing, no regulatory or governmental proceedings, announced or threatened in writing, that may prohibit or materially hinder the consummation of the WFOE Sale or IP Licensing, and no government investigation which would have a material adverse effect on WFOE;

3. receipt of all internal consents and authorizations to approve the execution, delivery and performance of the WFOE Purchase Agreement and the transactions contemplated thereunder (including the WFOE Sale and IP Licensing) by the Company, Rise HK, Rise IP, WFOE and VIE; and

4. the accuracy of the representations and warranties of each party in all material aspects and material compliance by each party with its pre-closing covenants.

In addition, the obligations of Buyer SPV to pay the consideration for the WFOE Sale is subject to the satisfaction or waiver of additional conditions, including:

1. completion of the IP Licensing;

2. completion of the Capital Injection;

3. release by the Lenders of guarantees provided by WFOE and VIE and share pledge over the equity interests in WFOE under the Facilities Agreement;

4. release by the Lenders of all remaining balance standing to the credit of the account maintained by WFOE with CTBC Bank Co., Ltd. Shanghai Branch (the “Onshore Deposit”);

5. waiver by Rise HK of certain receivables from WFOE (after the set-off of certain payables from Rise HK to WFOE) and waiver by WFOE of its right of recovery against the Company, Rise HK or Rise IP for all payables, due or undue upon WFOE Sale Closing under contracts executed/proposed to be executed in the name of WFOE with suppliers of the Company, Rise HK or Rise IP; and

6. termination of certain related party transactions between Rise HK and WFOE, and execution of relevant termination agreements.

Conditions to Closing under the IP Holdco Purchase Agreement (page 47)

Each party to the IP Holdco Purchase Agreement will not be obligated to complete the transactions contemplated thereunder (the “IP Sale Closing”) unless a number of conditions are satisfied or waived. These closing conditions are:

1. the representations and warranties made by the IP Seller remaining accurate in all material respects as of the date of the IP Sale Closing;

2. the covenants and agreements contained in the IP Holdco Purchase Agreement to be complied with by the IP Seller on or before the IP Sale Closing shall have been complied with in all material respects;

3. no action shall have commenced or threatened by or before any governmental authority against the IP Seller, seeking to restrain or materially and adversely alter the IP Sale which, in the reasonable, good faith determination of the Shareholder, is likely to render it impossible or unlawful to consummate the IP Sale or which could have a material adverse effect;

4. the IP Seller shall have received, each in form and substance reasonably satisfactory to the Shareholder, substantially all third party consents required for consummation of the IP Sale, including consents from the lenders in connection with the Facilities Agreement; and

5. the WFOE Sale has been consummated pursuant to the terms and conditions under the WFOE Purchase Agreement and WFOE has completed the registration and filing of changes of business information with respect to the WFOE Sale and relevant matters with Tianjin Administration for Market Regulation or its local branch and the IP Seller has delivered or cause to be delivered to the Shareholder, in form and substance satisfactory to the Shareholder, proof of completion of the foregoing registration and filing.

Termination of the WFOE Purchase Agreement (page 44)

The WFOE Purchase Agreement may be terminated upon mutual agreement among the parties or if the WFOE Sale Closing does not take place within three months following the execution of the WFOE Purchase Agreement.

Termination of the IP Holdco Purchase Agreement (page 47)

The IP Holdco Purchase Agreement may be terminated upon mutual agreement among the parties or if the IP Sale Closing does not take place within three months following the execution of the IP Holdco Purchase Agreement.

Effects on RISE if the Sale is Completed and Nature of RISE’s Business Following the Sale (page 39)

If the Sale Proposal is approved by our shareholders and the Sale is completed, we will no longer provide our after-school English teaching and tutoring services and, will through our subsidiaries, sell substantially all of our assets, and our obligations under the Facilities Agreement will be released. As such, we will become a shell company with no or nominal operations and assets of mostly a limited amount of cash and cash equivalents and nominal assets. We will also have liabilities such as obligations under the transaction documents, including but not limited to, the obligation to repay the convertible Loan, and various ongoing operating expenses.

Following the Sale, we plan to actively consider ways to pursue new strategic alternatives, including but not limited to potential business combinations. We have from time to time engaged in preliminary discussions with parties regarding potential strategic transactions with the Company. However, there is no guarantee that we will reach a definitive agreement with respect to such business combination on terms to our satisfaction. Even if we reach a definitive agreement with respect to a business combination, the closing of such transaction may be subject to a number of conditions, such as obtaining regulatory approvals and shareholder approvals, and we cannot assure you that all conditions to such transaction will be satisfied or that the conditions will be satisfied in the time frame expected. We cannot guarantee that any transaction, even if successful, will result in value for the shareholders. Furthermore, following the closing of a business combination, there is no guarantee that the anticipated synergies and other potential benefits from such transaction will be fully achieved or achieved in the expected time frames.

Our reporting obligations as a SEC-registered public company will not be affected as a result of completing the Sale. However, following the Sale, we will become a shell company, and we will not be able to satisfy the continued quantitative maintenance standards of the Nasdaq Global Markets. If we are not able to successfully execute one or more strategic alternatives, including but not limited to potential business combinations, our ADSs will be delisted from the Nasdaq Global Markets. See “Risk Factors—We will become a shell company following the sale, and our ADSs may be delisted from the Nasdaq.”

We will continue to work to maximize shareholder interests with a goal of returning value to our shareholders. The Sale will not alter the rights, privileges or nature of the issued and outstanding Shares. A shareholder who owns our Shares or ADSs immediately prior to the Sale will continue to hold the same number of Shares or ADSs immediately following the closing of the Sale.

The Sale is not a first step in a “going private” transaction under Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Effects on RISE if the Sale is Not Completed (page 39)

If the Sale Proposal is not approved by our shareholders or the other closing conditions set forth in the Purchase Agreements are not satisfied or waived, and the Sale is not completed, our obligations under the Facilities Agreement may not be released pursuant to the terms and conditions of the Settlement Agreement. Due to the recent regulatory developments targeted at after-school tutoring institutions in China, we will not be permitted to provide our after-school English teaching and tutoring services through our VIE and its subsidiaries and schools. Given the recent regulatory challenges and our needs for capital to cover operational needs and for satisfaction of existing obligations including such under the Facilities Agreement, there can be no assurances that the Company is able to maintain its operations as a going concern.

Risk Factors (page 23)

In evaluating the Sale Proposal, you should carefully read this proxy statement and especially consider the factors discussed in the section entitled “Risk Factors” of this proxy statement.

The Extraordinary General Meeting (pages 12 and 19)

See “Questions and Answers about The Extraordinary General Meeting” and “The Extraordinary General Meeting.”

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING

The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting. These questions and answers may not address all questions that may be important to you as a shareholder of RISE. Please also refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Why am I receiving this proxy statement?

You are receiving this proxy statement and proxy card because you owned shares of our Company as of the record date of December 8, 2021, or ADSs, each representing two Shares, as of December 8, 2021. This proxy statement and proxy card relate to our extraordinary general meeting (and any adjournment thereof) and describe the matters on which we would like you, as a shareholder or a holder of ADSs, to vote.

We are seeking the approval of our shareholders in connection with the Sale and are therefore holding an extraordinary general meeting of our shareholders in order to obtain such approval. This proxy statement summarizes certain information you need to know to vote at the extraordinary general meeting. All shareholders are cordially invited to attend the extraordinary general meeting in person. However, you do not need to attend the extraordinary general meeting to vote your Shares. Instead, you may simply complete, sign, date and return the enclosed proxy card.

When and where will the extraordinary general meeting be held?

The extraordinary general meeting will be held on Thursday, December 23, 2021 at 4:00 p.m., Beijing time, at Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China.

What will I be asked to vote upon at the extraordinary general meeting?

At the extraordinary general meeting, you will be asked to vote upon the following:

(i) the Sale Proposal; and

(ii) the Proposal to Adjourn the Extraordinary General Meeting.

What is the Sale Proposal?

Pursuant to the WFOE Purchase Agreement, the Company has agreed to, through Rise HK, sell all of the equity interests in WFOE to the Buyer SPV (the “WFOE Sale”), in consideration of the Buyer SPV (i) paying to Rise HK consideration of RMB1, and (ii) assuming all liabilities of WFOE and its subsidiaries. Conditions precedent to the WFOE Sale include, without limitation, (i) Rise HK and Rise IP shall grant WFOE or entities designated by the Buyer SPV a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned by or licensed to Rise HK and/or Rise IP, (ii) the Company shall make an additional capital contribution to WFOE in US dollars equivalent of RMB20 million, and (iii) the lenders (the “Lenders”) of the facilities agreement dated March 18, 2021 relating to the term and revolving facilities of up to an aggregate amount of US$80,000,000 (the “Facilities Agreement”) shall have released the applicable guarantees, obligations and equity pledges provided by WFOE and VIE. In addition, the Buyer SPV and its affiliates warrant that they will have no less than RMB100,000,000 at the closing of the WFOE Sale to fund the business operations of WFOE and its subsidiaries after completion of the WFOE Sale.

Pursuant to the IP Holdco Purchase Agreement, the Company and the IP Seller have agreed to sell all of the equity interests in Rise HK and Rise IP to Bain Capital Rise Education IV Cayman Limited, a major shareholder of the Company (the “Shareholder”), in consideration of the Shareholder (i) paying US$2,500,000 to the Company, for the purposes of paying the Lenders in settlement of the Facilities Agreement, and (ii) causing Rise HK and Rise IP to grant WFOE or entities designated by the Buyer SPV a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned by or licensed to Rise HK and/or Rise IP (the “IP Sale”, and together with the WFOE Sale, the “Sale”). The Sale is conditioned upon receiving approval from RISE’s shareholders. The IP Sale is subject to, among other customary conditions precedent, the completion of the WFOE Sale.

In connection with the Sale, (i) the Company, the Borrower, the Patent, WFOE, VIE and the Shareholder entered into a settlement agreement (the “Settlement Agreement”) with the Lenders on December 1, 2021; and (ii) the Company entered into a convertible loan deed with the Shareholder on December 1, 2021 (the “Convertible Loan Deed”), to make the settlement payment under the Settlement Agreement, to make an additional capital contribution to WFOE pursuant to the WFOE Purchase Agreement and to pay for certain operating expenses. Please refer to Proposal One: The Sale—The Settlement Agreement and Proposal One: The Sale—The Convertible Loan Deed for details of the Settlement Agreement and the Convertible Loan Deed.

Upon completion of the Sale, the Company would have, through its subsidiaries, sold substantially all of its assets. For details of the settlement of the Facilities Agreement, please also see “Proposal One: The Sale—Background and Reasons for the Sale” and “Proposal One: The Sale—The Settlement Agreement” below.

What will happen if the Sale Proposal is approved by our shareholders?

Under the terms of the Purchase Agreements, if the Sale is approved by our shareholders and the Sale is completed, we will no longer provide our after-school English teaching and tutoring services and, will through our subsidiaries, sell substantially all of our assets, and our obligations under the Facilities Agreement will be released. As such, we will become a shell company with no or nominal operations and assets of mostly a limited amount of cash and cash equivalents and nominal assets. We will also have liabilities such as obligations under the transaction documents, including but not limited to, the obligation to repay the convertible loan, and various ongoing operating expenses.

Our reporting obligations as a SEC-registered public company will not be affected as a result of completing the Sale. However, following the Sale, we will become a shell company, and we will not be able to satisfy the continued quantitative maintenance standards of the Nasdaq Global Markets. Following the Sale, we plan to actively consider ways to pursue new strategic alternatives, including but not limited to potential business combinations. If we are not able to successfully execute one or more strategic alternatives, including but not limited to potential business combinations, our ADSs will be delisted from the Nasdaq Global Markets. See “Risk Factors—We will become a shell company following the sale, and our ADSs may be delisted from the Nasdaq.”

What is the Proposal to Adjourn the Extraordinary General Meeting?

The Proposal to Adjourn the Extraordinary General Meeting is a proposal to permit us to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies in the event that, at the extraordinary general meeting, insufficient proxies are received in favor of the Sale Proposal at the extraordinary general meeting before any vote is taken thereon.

What will happen if the Proposal to Adjourn the Extraordinary General Meeting is approved by our shareholders?

If there are insufficient proxies received at the time of the extraordinary general meeting to approve the Sale Proposal and the Proposal to Adjourn the Extraordinary General Meeting is approved at the extraordinary general meeting, we will be able to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies to approve the Sale Proposal. If you have previously submitted a proxy on the proposals discussed in this proxy statement and wish to revoke it upon adjournment of the extraordinary general meeting, you may do so.

Am I entitled to appraisal or dissenters’ rights in connection with the Sale Proposal or the Proposal to Adjourn the Extraordinary General Meeting?

No appraisal or dissenters’ rights are available to our shareholders under the Companies Law of the Cayman Islands or our memorandum and articles of association in connection with the types of actions contemplated under the Sale Proposal or the Proposal to Adjourn the Extraordinary General Meeting. As a result, holders of our Shares or ADSs will not have the right to seek appraisal and payment of the fair value of the Shares, including those underlying their ADSs.

Who can vote at the extraordinary general meeting of shareholders of RISE? What constitutes a quorum?

Holders of record of our ordinary shares at the close of business in the People’s Republic of China on December 8, 2021, which we refer to as the “record date,” are entitled to notice of and to vote at the extraordinary general meeting. Holders of record of our ordinary shares on the record date are entitled to one vote per share at the extraordinary general meeting on (i) the Sale Proposal and (ii) the Proposal to Adjourn the Extraordinary General Meeting. Voting at the extraordinary general meeting will take place by poll voting, as the chairperson of the meeting will demand poll voting at the meeting.

The record date for ADS holders entitled to instruct the ADS depositary to vote at the extraordinary general meeting is December 8, 2021. Only ADS holders of the Company at the close of business in New York City on the ADS record date are entitled to instruct the ADS depositary to vote at the extraordinary general meeting.

The presence, in person, by proxy or by corporate representative, of one or more shareholders who together hold Shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding Shares that carry the right to vote at such meeting shall constitute a quorum for the extraordinary general meeting. Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting. Shares represented by ADSs for which the ADS depositary votes at the extraordinary general meeting will be counted as present for purposes of determining the existence of a quorum.

What vote is required to approve each of the proposals?

The approval of the Sale Proposal requires at least two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the Proposal to Adjourn the Extraordinary General Meeting requires a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

How do I vote or change my vote?

Voting of Shares

If you own Shares, you may vote by proxy or in person at the extraordinary general meeting.

Voting in Person—If you hold Shares in your name as a shareholder of record and plan to attend the extraordinary general meeting and wish to vote in person, please bring proof of identification with you to the extraordinary general meeting. Even if you plan to attend the extraordinary general meeting, we strongly encourage you to submit a proxy for your shares in advance as described below, so your vote will be counted if you later decide not to attend. If your shares are held in “street name,” which means your shares are held of record by a broker, bank or other nominee, and you wish to vote at the extraordinary general meeting, you must bring to the extraordinary general meeting a proxy from the record holder of the shares (your broker, bank or nominee) authorizing you to vote at the extraordinary general meeting. To do this, you should contact your broker, bank or nominee.

Voting by Proxy—If you hold shares in your name as a shareholder of record, then you will receive the notice for the extraordinary general meeting and a proxy card from us. You may submit a proxy for your shares by mail without attending the extraordinary general meeting by completing, signing, dating and returning the proxy card to the Company at Room 101, Jia He Guo Xin Mansion, No.15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China, Attention: Investor Relations, no later than December 23, 2021 at 10:00 a.m. (Beijing time). If you hold Shares in “street name” through a broker, bank or other nominee, then you will receive the notice for the extraordinary general meeting from the broker, bank or nominee, along with the broker, bank or nominee’s voting instructions. You should instruct your broker, bank or other nominee on how to vote your Shares using the voting instructions provided. All Shares represented by properly executed proxies received in time for the extraordinary general meeting will be voted in the manner specified by the shareholders giving those proxies. Properly executed proxies that do not contain specific voting instructions will be voted “FOR” the Sale Proposal, and “FOR” the Proposal to Adjourn the Extraordinary General Meeting.

Revocation of Proxy—Submitting a proxy on the enclosed form does not preclude a shareholder from voting in person at the extraordinary general meeting. If you hold your Shares in your name as shareholder of record, you may revoke a proxy at any time at least two hours prior to the commencement of the extraordinary general meeting by written notice of revocation or by subsequently submitting a duly executed proxy with a later date to our Investor Relations Department, at Room 101, Jia He Guo Xin Mansion, No.15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China, on or before December 23, 2021 at 10:00 a.m. (Beijing time), or by attending the extraordinary general meeting and voting in person. A shareholder of record may revoke a proxy by any of these methods, regardless of the method used to deliver the shareholder’s previous proxy. Attendance at the extraordinary general meeting without voting will not by itself revoke a proxy. If your Shares are held in street name through a broker, bank or other nominee, you must contact your broker, bank or nominee to revoke your proxy.

Voting of ADSs

Voting Instructions—If you own ADSs, you cannot vote at the meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying your ADSs) how to vote the Shares underlying your ADSs by completing and signing the ADS voting instruction card and returning it in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the ADS depositary no later than 12:00 p.m. on December 22, 2021 (New York time). The ADS depositary shall endeavor, in so far as practicable, to vote or cause to be voted the number of Shares represented by your ADSs in accordance with your voting instructions.

Revocation of ADS Voting Instructions—Registered holders of our ADSs who are on the books of the ADS depositary may revise their voting instructions by completing, dating and submitting a new ADS voting instruction card to the ADS depositary bearing a later date than the ADS voting instruction card sought to be revoked to the ADS depositary to be received any time prior to 12:00 p.m. on December 22, 2021 (New York time).

If you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote. If your ADSs are held by your broker, bank or other nominee, see below.

If my Shares or my ADSs are held in a brokerage account, will my broker vote my Shares for me?

Your broker, bank or other nominee will only be permitted to vote your Shares on your behalf or to give voting instructions with respect to the Shares underlying your ADSs if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or nominee regarding how to instruct it to vote your Shares or the Shares represented by your ADSs.

How are proxies solicited and what is the cost of soliciting proxies?

This proxy solicitation is being made and paid for by RISE on behalf of its Board. RISE will bear the costs of holding the extraordinary general meeting and the cost of soliciting proxies, including costs of printing and mailing the proxy card. Our directors, officers and employees may solicit proxies by mail, email, telephone, facsimile or other means of communication. These directors, officers and employees will not be paid additional remuneration for their efforts, but may be reimbursed for out-of- pocket expenses incurred in connection therewith. We will reimburse the ADS depositary, JP Morgan Chase Bank, N.A., for costs incurred by it in mailing proxy materials to ADS holders in accordance with the Deposit Agreement.

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple proxy or voting instruction cards. For example, if you hold your Shares or ADSs in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold Shares or ADSs. If you are a holder of record and your Shares or ADSs are registered in more than one name, you will receive more than one proxy card. Please submit each proxy card that you receive.

Who can help answer my other questions?

If you have more questions about the Sale Proposal or the Proposal to Adjourn the Extraordinary General Meeting, need assistance in submitting your proxy or voting your shares or ADSs, or need additional copies of the proxy card or ADS voting instructions card, you should contact our Investor Relations Department in writing at Room 101, Jia He Guo Xin Mansion, No.15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China. Attention: Investor Relations, or call our Investor Relations Department at +86 10-8559-9000.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Those statements in this proxy statement that are not historical facts (such as those related to the closing of the Sale contemplated by the Purchase Agreements) are “forward-looking statements” that are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These forward-looking statements, which may be identified by their use of words such as “plan,”“may,”“believe,”“expect,”“intend,”“will,”“could,”“would,”“should”, and other words and terms of similar meaning in connection with any discussion of our prospects, financial statements, business, dividends, self-tender offers, financial condition, revenues, results of operations or liquidity, involve risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to other factors and matters contained or incorporated in this document, important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements.

In addition, we are subject to risks and uncertainties and other factors detailed in the section entitled “Risk Factors” of this proxy statement and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 19, 2021, which should be read in conjunction with this proxy statement. See “Where You Can Find More Information.” Many of the factors that will impact the completion of the Sale are beyond our ability to control or predict. In light of the significant uncertainties inherent in the forward-looking statements contained in this proxy statement, readers should not place undue reliance on forward-looking statements. We cannot guarantee any future results, levels of activity, performance, or achievements. The statements made in this proxy statement represent our views as of the date of this proxy statement, and it should not be assumed that the statements made in this proxy statement remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements, except as may be required by law.

THE EXTRAORDINARY GENERAL MEETING

Time, Place and Purpose of the Extraordinary General Meeting

This proxy statement is being furnished to our shareholders as part of the solicitation of proxies by the Board of Directors for use at the extraordinary general meeting to be held at our offices, located at Room 101, Jia He Guo Xin Mansion, No.15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China, on Thursday, December 23, 2021, at 4:00 p.m., Beijing time, or at any adjournment thereof.

The purpose of the extraordinary general meeting is for our shareholders to consider and vote upon:

(i) the Sale Proposal; and

(ii) the Proposal to Adjourn the Extraordinary General Meeting.

Recommendation of Our Board of Directors

The Board of Directors, after consideration, has approved the Purchase Agreements and determined, among other things, that the Sale pursuant to the Purchase Agreements is fair to and in the best interests of RISE and its shareholders.

The Board of Directors recommends that RISE’s shareholders vote “FOR” approval of the Sale Proposal, and “FOR” approval of the Proposal to Adjourn the Extraordinary General Meeting. For a discussion of the material factors considered by our Board of Directors in reaching its conclusions, see “Proposal One: The Sale—Background and Reasons for the Sale.”

Record Date and Quorum

We have fixed the close of business in the People’s Republic of China on December 8, 2021 as the record date for the extraordinary general meeting, and only holders of record of our Shares on the record date are entitled to vote at the extraordinary general meeting. Holders of record of our Shares on the record date are entitled to one vote per ordinary share at the extraordinary general meeting on (i) the Sale Proposal and (ii) the Proposal to Adjourn the Extraordinary General Meeting. Voting at the extraordinary general meeting will take place by poll voting, as the chairperson of the meeting will demand poll voting at the meeting.

The record date of ADSs for the extraordinary general meeting is December 8, 2021. You are entitled to have your vote counted at the extraordinary general meeting if you own ADSs at the close of business in New York City on December 8, 2021. If you own ADSs, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) on how to vote the Shares underlying your ADSs. The ADS depositary must receive your instructions no later than 12:00 p.m. on December 22, 2021 (New York time) in order for the ADS depositary to endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Company’s memorandum and articles of association and the provisions of or governing the deposited Shares, to vote or cause its custodian to vote the Shares (in person or by proxy) represented by the ADSs in accordance with such voting instructions at the extraordinary general meeting.

A quorum is necessary to hold a valid extraordinary general meeting. The presence, in person, by proxy or by corporate representative, of one or more shareholders who together hold Shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding Shares that carry the right to vote at such meeting shall constitute a quorum for the extraordinary general meeting. Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting. Shares represented by ADSs for which the ADS depositary votes at the extraordinary general meeting will be counted as present for purposes of determining the existence of a quorum.

Vote Required for Approval

The approval of the Sale Proposal requires at least two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the Proposal to Adjourn the Extraordinary General Meeting requires a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

Procedures for Voting

Shares

Holders of record of our Shares may vote their Shares by attending the extraordinary general meeting and voting their Shares in person, or by completing the enclosed proxy card in accordance with the instructions set forth on the proxy card. The deadline to lodge your proxy card is December 23, 2021 at 10:00 a.m. (Beijing time).

Shareholders who hold their Shares in “street name,” meaning in the name of a bank, broker or other person who is the record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a proxy from the record holder to vote their Shares at the extraordinary general meeting.

Shareholders who have questions or requests for assistance in completing and submitting proxy cards should contact our Investor Relations Department at +86 10-8559-9000.

ADSs

If you own ADSs as of the close of business in New York City on December 8, 2021, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs by completing and signing the enclosed ADS voting instruction card and returning it in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the ADS depositary no later than 12:00 p.m. on December 22, 2021 (New York time). The ADS depositary shall endeavor, in so far as practicable, to vote or cause to be voted the number of Shares represented by your ADSs in accordance with your voting instructions.

If you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote.

Voting of Proxies and Failure to Vote

All Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be voted “FOR” approval of the Sale Proposal and “FOR” approval of the Proposal to Adjourn the Extraordinary General Meeting.

Brokers or other nominees who hold our Shares in “street name” for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers’ Shares in the absence of specific instructions from those customers.

Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting.

Shares represented by ADSs for which (i) the ADS depositary timely receives voting instructions from the ADS holders which fail to specify the manner in which the ADS depositary is to vote the Shares represented by such ADSs or (ii) the ADS depositary has not received voting instructions by 12:00 p.m. (New York time) on December 22, 2021, in each case, will not be counted for purposes of determining the presence or absence of a quorum for the extraordinary general meeting or voted at the extraordinary general meeting.

Revocability of Proxies

Holders of our Shares may revoke their proxies in one of three ways:

First, a shareholder can deliver written notice of revocation to our Investor Relations Department at Room 101, Jia He Guo Xin Mansion, No.15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China at any time at least two hours prior to the commencement of the extraordinary general meeting;

Second, a shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company no later than 10:00 a.m. on December 23, 2021 (Beijing time); or

Third, a shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the extraordinary general meeting.

If a shareholder has instructed a broker to vote the shareholder’s Shares, the shareholder must follow directions received from the broker to change those instructions.

Registered holders of our ADSs who are on the books of the ADS depositary may revise their voting instructions by completing, dating and submitting a new ADS voting instruction card to the ADS depositary bearing a later date than the ADS voting instruction card sought to be revoked to the ADS depositary to be received any time prior to 12:00 p.m. (New York time) on December 22, 2021.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Solicitation of Proxies

This proxy solicitation is being made and paid for by RISE on behalf of the Board. RISE will bear the costs of holding the extraordinary general meeting and the cost of soliciting proxies, including costs of printing and mailing the proxy card. Our directors, officers and employees may solicit proxies by mail, email, telephone, facsimile or other means of communication. These directors, officers and employees will not be paid additional remuneration for their efforts, but may be reimbursed for out-of-pocket expenses incurred in connection therewith. We will reimburse the ADS depositary, JP Morgan Chase Bank, N.A., for costs incurred by it in mailing proxy materials to ADS holders in accordance with the Deposit Agreement.

Internet Availability of Proxy Materials

The notice and the proxy card for the extraordinary general meeting will first be mailed on or about December 10, 2021 to all shareholders entitled to vote at the extraordinary general meeting. We are providing this notice to inform you that the proxy materials are available at the “Investors” section of RISE’s corporate website at https://ir.risecenter.com/.

Questions and Additional Information

If you have more questions about the Sale Proposal or the Proposal to Adjourn the Extraordinary General Meeting, need assistance in submitting your proxy or voting your shares or ADS, or need additional copies of the proxy card or ADS voting instruction card, you should contact our Investor Relations Department in writing at Room 101, Jia He Guo Xin Mansion, No.15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China, Attention: Investor Relations, or call our Investor Relations Department at +86 10-8559-9000.

RISK FACTORS

In addition to the other information contained in this proxy statement, you should carefully consider the following risk factors relating to the Sale before you decide whether to vote for the proposals. You should also consider the other information in the proxy statement and our other reports on file with the SEC. See “Where You Can Find More Information.”

The Sale may not be completed if the parties fail to obtain shareholder approval or satisfy other closing conditions, or otherwise.

There will be uncertainties in completing the Sale, which remains subject to conditions precedent involving, among other things, obtaining shareholder approval and the release of applicable guarantees, obligations and equity pledges provided by WFOE and VIE under the Facilities Agreement, which is in turn conditioned upon each Lender obtaining its credit approval and/or other relevant approvals. See “Proposal One: The Sale—Terms of the WFOE Purchase Agreement—Conditions to WFOE Sale Closing” and “Proposal One: The Sale—Terms of the IP Holdco Purchase Agreement—Conditions to IP Sale Closing.” The WFOE Purchase Agreement may be terminated by RISE or the Buyer SPV if the WFOE Sale has not been completed by March 1, 2022 and the IP Holdco Purchase Agreement may be terminated by IP Seller or the Shareholder if the IP Sale has not been completed by March 1, 2022.

For as long as we remain a public company, we will continue to incur the expenses of complying with public company reporting requirements.

Our reporting obligations as a SEC registrant will not be affected as a result of completing the Sale. For as long as we remain as such, we have an obligation to continue to comply with the applicable reporting requirements of the Exchange Act, which includes the filing with the SEC of periodic reports and other documents relating to our business, financial conditions and other matters, even though compliance with such reporting requirements is economically burdensome.

There are inherent uncertainties with respect to the final tax assessment to be made by PRC tax authorities, and we may be obligated to pay a greater amount of tax than we expect.

Pursuant to applicable PRC tax laws and subject to the final assessment by PRC tax authorities, we are expected to pay various PRC taxes, including enterprise income tax under the EIT Law. If the PRC tax authorities were to recognize an imputed gain for Rise HK from the WFOE Sale, then such imputed gain would be subject to PRC income tax at a rate of 10%.

We will become a shell company following the sale, and our ADSs may be delisted from the Nasdaq.

Following the Sale, we will become a shell company with no or nominal operations and assets of mostly a limited amount of cash and cash equivalents and nominal assets. We will also have liabilities such as obligations under the transaction documents, including but not limited to, the obligation to repay the convertible loan, and various ongoing operating expenses. Furthermore, following the completion of the Sale, we will not be able to satisfy the continued quantitative maintenance standards of the Nasdaq Global Markets. If we are not able to successfully execute one or more strategic alternatives, including but not limited to potential business combinations, our ADSs will be delisted from the Nasdaq Global Markets.

Any delisting of our ADSs from Nasdaq could adversely affect our ability to attract new investors, decrease the liquidity of our outstanding ADSs, reduce our flexibility to raise additional capital, reduce the price at which our ADSs trade, and increase the transaction costs inherent in trading such shares with overall negative effects for our shareholders. In addition, delisting of our ADSs could deter broker-dealers from making a market in or otherwise seeking or generating interest in our ADSs, and might deter certain institutions and persons from investing in our securities at all. For these reasons and others, delisting could adversely affect the price of our Shares and our business, financial condition and results of operations.

PROPOSAL ONE: THE SALE

The following discussion is a summary of the material terms of the Sale. We encourage you to read carefully and in their entirety the WFOE Purchase Agreement and the IP Holdco Purchase Agreement as they are the legal document that governs the Sale. The English translation of the WFOE Purchase Agreement, furnished as Exhibit 99.2 to Form 6-K furnished by the Company to the SEC on December 1, 2021, is incorporated by reference into this proxy statement, and the IP Holdco Purchase Agreement, furnished as Exhibit 99.3 to Form 6-K furnished by the Company to the SEC on December 1, 2021, is incorporated by reference into this proxy statement as.

Parties to the WFOE Purchase Agreement

The WFOE Purchase Agreement was entered into by and among the Company, WFOE, VIE, Rise HK, Rise IP and the Buyer SPV.

The Company

We are a holding company without substantive operations and we provide after-school English teaching and tutoring services to students aged 3 to 18 in China primarily through PRC entities, including our VIE, and its subsidiaries and schools. Our principal executive offices are located at Room 101, Jia He Guo Xin Mansion, No.15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China. Our telephone number at this address is +86 10-8559-9000. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

For a description of our history, development, business and organizational structure, see our Annual Report on Form 20-F for the year ended December 31, 2020, filed on April 19, 2021, which is incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 50 for a description of how to obtain a copy of our Annual Report.

Rise HK

Rise HK is a wholly-owned indirect subsidiary of the Company. Rise HK holds 100% equity interests in WFOE and owns certain intellectual properties used in the conduct of business of WFOE and VIE (“Owned Intellectual Property”).

WFOE

WFOE has a registered capital of US$22,000,000. The business scope of WFOE includes education information consulting services, self-funded overseas study consulting and intermediary services, corporate management consulting services, corporate image planning services, R&D, transfer, consulting, and services of English teaching courses, computer system integration, cultural and artistic exchange consulting services, cultural information consulting, business information consulting; corporate marketing planning services; conference consulting services, wholesale, import and export, commission agency (except auction) of education software and computer software, toys, teaching aids, clothing and apparel, development, promotion, transfer, consulting, and services of software technology; book wholesale and retail business and conference services (businesses subject to statutory approval can only be carried out upon approval by competent authorities).

WFOE and VIE executed a series of control agreements, which allow us to (i) exercise effective control over our VIE and its subsidiaries and schools, (ii) receive substantially all of the economic benefits of our VIE and its subsidiaries and schools; and (iii) have a call option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law.

VIE

The registered capital of our VIE is RMB2,000,000. Zhang Peng and Sun Yiding in aggregate hold 100% equity interests in our VIE. The business scope of our VIE includes technology promotion services, education consulting, economic and trade consulting; computer graphic design and production, self-funded overseas study intermediary services, operation of telecommunications business, radio and television program production.

Rise IP

Rise IP is a wholly-owned indirect subsidiary of the Company. Third party intellectual property owners have granted Rise IP license over certain intellectual properties used in the conduct of business of WFOE and VIE (the “Licensed Intellectual Property”). Rise IP has sub-licensed the Licensed Intellectual Property to Rise HK, which in turn, has further sub-licensed the Licensed Intellectual Property to WFOE and VIE for their use in the business operation.

The Owned Intellectual Property and the Licensed Intellectual Property constitute substantially all of the intellectual property necessary for the business operation of WFOE, VIE and its subsidiaries.

The Buyer SPV

The Buyer SPV is a newly-formed limited liability company controlled by the Buyer Consortium consisting of certain franchisees of the Company and an affiliate of the Company’s senior management, who are PRC nationals.

The WFOE Purchase Agreement and the WFOE Sale

Pursuant to the terms of the WFOE Purchase Agreement, we have agreed to, through Rise HK, sell all of the equity interests in WFOE indirectly held by us to the Buyer SPV (the “WFOE Sale”). As conditions precedent to the WFOE Sale, among others, (i) the Company shall make an additional capital contribution to WFOE in US dollars equivalent of RMB20 million (the “Capital Injection”), (ii) Rise HK and Rise IP shall grant WFOE or entities designated by the Buyer SPV a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned or licensed to Rise HK and/or Rise IP, and (iii) the Lenders of the Facilities Agreement shall have released the applicable guarantees, obligations and equity pledges provided by WFOE and VIE. In addition, the Buyer SPV and its affiliates warrant that they will have no less than RMB100,000,000 at the closing of the WFOE Sale to fund the business operations of WFOE and its subsidiaries after completion of the WFOE Sale.

The English translation of the WFOE Purchase Agreement, furnished as Exhibit 99.2 to Form 6-K furnished by the Company to the SEC on December 1, 2021, is incorporated by reference into this proxy statement. We encourage you to read the WFOE Purchase Agreement in its entirety because it is the legal document that governs the WFOE Sale.

Consideration for the WFOE Sale

In consideration of the sale of the equity interests in WFOE pursuant to the WFOE Purchase Agreement, the Buyer SPV will (i) pay to Rise HK consideration of RMB1 or in a foreign currency equivalent to RMB1, and (ii) assume all liabilities of WFOE and its subsidiaries.

Parties to the IP Holdco Purchase Agreement

The IP Holdco Purchase Agreement was entered into by and between the IP Seller and the Shareholder.

The IP Seller

The IP Seller is a wholly-owned indirect subsidiary of the Company. The IP Seller holds 100% equity interests in Rise HK and Rise IP, which are the owner of the Owned Intellectual Property and the licensee/sub-licensee of the Licensed Intellectual Property.

The Shareholder

The Shareholder currently beneficially owns approximately 62.7% of the voting power of our outstanding shares. The Shareholder is owned by Bain Capital Asia Integral Investors, L.P. Bain Capital Investors, LLC (“BCI”) is the general partner of Bain Capital Asia Integral Investors, L.P. The governance, investment strategy and decision-making process with respect to investments held by the Bain Capital entities are directed by the Global Private Equity Board of BCI.

The IP Holdco Purchase Agreement and the IP Sale

Pursuant to the terms of the IP Holdco Purchase Agreement, the IP Seller has agreed to sell all of the equity interests in Rise HK and Rise IP to the Shareholder in consideration of the Shareholder (i) paying US$2,500,000 to the Company, for the purposes of paying the Lenders in settlement of the Facilities Agreement substantially concurrently or immediately after the WFOE Sale, and (ii) causing Rise HK and Rise IP to grant WFOE or entities designated by the Buyer SPV a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned by or licensed to Rise HK and/or Rise IP (the “IP Sale”, and together with the WFOE Sale, the “Sale”).

Upon completion of the Sale, the Company would have, through its subsidiaries, sold substantially all of its assets. For details of the settlement of the Facilities Agreement, please see “Proposal One: The Sale—Background and Reasons for the Sale” and “Proposal One: The Sale—The Settlement Agreement” below.

The complete text of the IP Holdco Purchase Agreement, furnished as Exhibit 99.3 to Form 6-K furnished by the Company to the SEC on December 1, 2021, is incorporated by reference into this proxy statement. We encourage you to read the IP Holdco Purchase Agreement in its entirety because it is the legal document that governs the IP Sale.

Consideration for the IP Sale

In consideration of the sale of the equity interests in Rise HK and Rise IP, the Shareholder will (i) pay US$2,500,000 to the Company, for the purposes of paying the Lenders and (ii) cause Rise HK and Rise IP to grant WFOE or entities designated by the Buyer SPV a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned by or licensed to Rise HK and/or Rise IP.

The Settlement Agreement

The Borrower, the Lenders, the Parent and a wholly-owned subsidiary of the Company, WFOE, VIE and the Shareholder entered into the Settlement Agreement.

The Separation of Assets and WFOE Sale

In consideration of the payment of the Settlement Amount, subject to the satisfaction of certain conditions, each of the Lenders has:

1. acknowledged and consented to certain assets held by RISE HK in relation to the Edge Business being transferred by RISE HK to Edge Franchising as an intra-group transfer;

2. acknowledged and consented to the execution of the WFOE Purchase Agreement (provided that the WFOE Sale Closing shall be conditional upon the occurrence of the Effective Date (as defined below)), the IP Holdco Purchase Agreement, documents for the IP Licensing and transfer of the Edge Business and all ancillary documents and the performance of obligations by the applicable parties thereunder; and

3. (i) acknowledged and consented to the Capital Injection; (ii) acknowledged that the Capital Injection is made for the benefit of the Buyer SPV in connection with the WFOE Sale only and, agree and waive any and all claims that it has now, may have had in the past and may have had hereafter against the Capital Injection; and (iii) undertook to execute all documents reasonably required to effect such Capital Injection.

Settlement Amount

In consideration of the Lenders giving a release and discharge of obligations and liabilities as contemplated under the Settlement Agreement and the consents in relation to the separation of assets of the Company and the WFOE Sale, the Borrower will pay (or caused to be paid) US$7,865,499.48 (the “Cash Swap Amount”) to the Lenders, and the Company will pay (or cause to be paid) US$2,500,000 to the Lenders, which is part of the consideration to be paid by the Shareholder in connection with the IP Sale.

The Lenders agreed under the Settlement Agreement that immediately upon deposit of the Cash Swap Amount into the designated account of the Lenders and provision of remittance confirmation, they shall (i) release and discharge all onshore security interest; (ii) terminate and discharge the guarantee and indemnity granted by WFOE and other onshore guarantors; and (iii) release and discharge all liabilities and obligations of WFOE and other onshore guarantors.

Conditions to the Settlement

Each party to the Settlement Agreement will not be obligated to complete the settlement contemplated under the Settlement Agreement unless a number of conditions are satisfied or waived. These general closing conditions are:

1. each Lender undertakes to take all reasonable action and steps required to obtain the credit approval and/or other relevant approvals required to be obtained by each Lender taking place on or before December 17, 2021;

2. delivery of certain corporate documents of WFOE and the VIE;

3. delivery of customary legal opinions;

4. receipt of all consents and authorizations to approve the execution, delivery and performance of the Settlement Agreement and the transactions contemplated thereunder;

5. execution of the Settlement Agreement and other settlement and sale related documents;

6. payment of the settlement amount of USD10,365,499.48 and legal fees of the Lenders’ counsel;

7. the Lenders having obtained relevant approvals for the completion of the settlement and transactions contemplated under the Settlement Agreement. To the extent governmental or regulatory approvals are required by the Lenders to hold the Edge Business and/or for the transfer of the Edge Business to the Lenders are required, each Lender undertakes to apply for such approval as soon as possible;

8. delivery of latest financial statements and information relating to the group; and

9. delivery of a copy of this proxy statement.

Effectiveness of the Settlement

Upon satisfying the settlement conditions under the Settlement Agreement (the “Effective Date”), the Lenders shall:

1. (i) release and discharge all security interest; (ii) terminate and discharge the guarantee and indemnity granted by each guarantor; and (iii) release and discharge all liabilities and obligations of the Borrower, WFOE and VIE; and

2. if the Onshore Deposit has not been released, release or otherwise pay the sum equivalent to the Onshore Deposit to WFOE.

On the Effective Date,

1. all parties to the Settlement Agreement shall release, discharge and waive any and all claims that it has now, may have had in the past and may have had hereafter against, and agree not to sue, commence, voluntarily aid in any way, prosecute or cause to be commenced or prosecuted against the other parties (and their respective directors, agents and affiliates) (other than certain retained claims);

2. RISE HK shall complete the transfer of assets in relation to the Edge Business to Edge Franchising as an intra-Group transfer;

3. the WFOE Sale shall be completed in accordance with the WFOE Purchase Agreement;

4. the IP Sale shall be completed in accordance with the IP Holdco Purchase Agreement;

5. the completion of the IP Licensing; and

6. (subject to the necessary approvals being in place) the Borrower shall complete the transfer of the Edge Business to a person nominated by the Lenders.

Edge Sale

For a period of twelve months after the Effective Date, each of the Borrower and the Shareholder shall, use its reasonable endeavors to sell the Edge Business to a third party. Proceeds from the sale of the Edge Business shall be paid to the Lenders.

The Convertible Loan Deed

In order for the Company to make the settlement payment under the Settlement Agreement and make an additional capital contribution to WFOE pursuant to the WFOE Purchase Agreement, the Company entered into the Convertible Loan Deed with the Shareholder on December 1, 2021.

The principal amount of the Convertible Loan is $17 million. The Convertible Loan Deed will mature on the date falling 360 days after the date of the Convertible Loan Deed (the “Maturity Date”) and all outstanding amounts under the Convertible Loan will be repaid on or prior to the Maturity Date. The Convertible Loan will be interest free.

The Shareholder has the right to convert all or any part of the principal amount of the Convertible Loan into ordinary shares of the Company at any time after the Solicitation Period and prior to or on the Maturity Date. The conversion price of the Convertible Loan is US$0.35 per share, or US$0.70 per ADS, representing a premium of 10% over the volume weighted average price of the Company’s ADSs (each representing two ordinary shares) published on the relevant page on Bloomberg that shows such price on each day for a period of ten trading days prior to the date of the Convertible Loan Deed.

In addition, at any time prior to the date falling 30 days after the date of the Convertible Loan Deed (the “Solicitation Period”), the Company has the right to solicit and raise alternative financing and prepay any drawn portion of the Convertible Loan and cancel any undrawn portion of the Convertible Loan in full with proceeds from such alternative financing. The Shareholder shall not have the right to convert the Convertible Loan during the Solicitation Period.

The Convertible Loan Deed contains customary events of default, including but not limited to breach of payment obligations, cross default, insolvency and unlawfulness. Upon the occurrence of an event of default, the Shareholder may cancel or accelerate all or any part of the Convertible Loan.

The Company relies on Nasdaq’s exemption for foreign private issuer to follow the practice of the Cayman Islands, the home country of the Company, and will not seek the approval of the shareholders for the signing of the Convertible Loan, notwithstanding that a conversion may result in the issuance of new shares in excess of 20% of the Company’s outstanding shares.

Background and Reasons for the Sale

Events leading to the execution of the Purchase Agreements described in this “Background and Reasons for the Sale” section occurred primarily in the PRC and Hong Kong. As a result, China Standard Time is used for all dates and times given. All references in this section after October 18, 2021 to the terms (i) “members of the Board” shall, unless otherwise specified, refer to certain or all members of the Board excluding Ms. Lihong Wang (“Ms. Wang”); (ii) “the Board” shall, unless otherwise specified, refer to all members of the Board excluding Ms. Wang, and (iii) “senior management of the Company” shall, unless otherwise specified, refer to certain members of the senior management of the Company excluding Ms. Wang.

The Board and senior management members of the Company have periodically reviewed the Company’s long-term strategic plan with the goal of maximizing shareholder value. As part of this ongoing process, the Board and senior management members of the Company also have periodically reviewed strategic alternatives that may be available to the Company with the objective of increasing shareholder value, including potential commercial and strategic business partnerships, acquisition transactions, new business lines, and capital market events.

In 2020, the COVID-19 pandemic and preventative or protective actions taken by the PRC government in respect of this pandemic had caused business disruption, including the temporary closure of the Company’s learning centers for a majority of the time during the period starting January 19, 2020 until September 2020. The closure of our learning centers in turn resulted in decreases in our new students enrollment and student retention rate, brought challenges to our traditional face-to-face teaching model, and created significant difficulties for tuition collection and revenue recognition, not only from existing students due to the deferred academic schedules, but also from newly enrolled students acquired through our physical network of learning centers. As a result, the Company’s revenue from educational programs decreased by 34.5% from RMB1,332.3 million in 2019 to RMB872.9 million in 2020.

The Company’s franchisees have similarly experienced business disruptions during the COVID-19 pandemic and their financial performance and liquidity position have also been materially and adversely affected. As a result, our franchise revenues decreased, and caused financial stress to certain franchisees. Such adverse impact on our franchisees’ business has in turn adversely affect our performance, evidenced by a 47.5% decrease in franchise revenues from RMB156.5 million in 2019 to RMB82.1 million in 2020.

The Company has taken various measures to reduce the impact of the COVID-19 pandemic on its services and operations, such as moving offline classes to online small group classes on the Rise+ platform. Furthermore, the Company has been taking actions to improve its liquidity, including reducing capital expenditures and operating expenses while maintaining quality and safety standards, and temporarily suspending the opening of new learning centers.

The adverse impact of COVID-19 continued into the first half of 2021, with episodes of resurgence in various Chinese cities creating uncertainties for the Company’s offline operations. For example, most of the Company’s self-owned learning centers in Beijing were unable to resume offline operations for a prolonged period after the resurgence of COVID-19 in January 2021. In addition, a series of new regulations promulgated by the Chinese government, such as the Guiding Opinions of the Ministry of Education on Vigorously Promoting the Scientific Connection of Kindergartens and Primary Schools which prohibits after-school tutoring institutions from providing training for pre-school children promulgated by the Chinese Ministry of Education (“MOE”) on March 30, 2021, had put pressure on the Company’s ability to enroll new students. As a result, students in class for Rise regular courses were 40,728 as of June 30, 2021, a decrease of 9,844 from 50,572 as of June 30, 2020.

The Company has taken active measures to mitigate the impact of such headwinds. Senior management members of the Company have worked closely with regulators and conducted businesses in compliance with the regulations. As of June 30, 2021, 14 self-owned learning centers in Beijing have resumed offline operations and the Company has been continuously working on the reopening of the remaining learning centers in Beijing. In addition, the Company rolled out the two new aptitude training products, WhySTEAM and Hiyeah, which have gained more traction in the market. In addition, the Company’s focus on online education had seen initial success, evidenced by almost 4,000 paid enrollments in the second quarter of 2021 generated from the online light course programs and a significant increase in the number of new students enrolled for other Rise online courses compared with the second quarter of 2020.

On March 18, 2021, the Borrower entered into a facilities agreement with CTBC Bank Co. Ltd. and other parties thereto as lenders (the “Lenders”), providing the Company with credit facilities in an aggregate commitment amount of US$80 million (the “Facilities Agreement”), consisting of a five-year term loan facility of US$65 million and a revolving credit facility of US$15 million (the “Facilities”). The Facilities Agreement is guaranteed by Rise HK, Rise IP, WFOE, VIE and two of our indirect wholly-owned subsidiaries, Edge Franchising Co. Limited and Edge Online Co. Limited. Rise HK also pledged its equity interests in WFOE in favor of the Lenders as security for the Facilities. The Company drew down the term loan facility in full in the amount of US$65 million on March 19, 2021.

On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the “Opinions”).

Operationally, the Opinions and other regulations previously promulgated, such as State Council Circular 80, set out a series of operating requirements on after-school tutoring institutions such as the Company, which, among other things, (i) suspend approval of new institutions providing after-school tutoring services on academic subjects in China’s compulsory education system, or after-school tutoring institutions, (ii) require the re-approval and review of licensed online academic after-school tutoring institutions, (iii) require all academic after-school tutoring institutions to register as non-profit organizations, (iv) prohibit the provision of tutoring services on academic subjects during national holidays, weekends, school breaks or after 8:30 p.m. for offline services or after 9:00 p.m. for online services, and (v) apply strict operational restrictions on advertising, fee standards, advance fee collection, teacher employment. Furthermore, the Company is required to suspend enrollment of students and charging fees before completing its registration as non-profit, according to a circular published by MOE on September 7, 2021. These newly imposed operational restrictions have materially limited the Company’s ability to conduct its operations, and the Company’s financial performance has been materially and adversely affected. For example, students enrolled decreased from approximately 53,000 as of March 31, 2021 to approximately 39,000 as of September 30, 2021, and cash generated from operations of self-owned learning centers and franchise operations decreased from approximately RMB310 million and RMB26 million in the first quarter of 2021, respectively, to approximately RMB70 million and RMB5 million in the third quarter of 2021, respectively.

In light of the promulgation of the Opinions and other recent regulatory changes, the Company has been taking measures to control costs through optimization of self-owned Learning Centers and personnel costs and shifting the Company’s focus to the provision of aptitude training products, such as WhySTEAM and Hiyeah. However, other restrictions imposed by the Opinions, such as the prohibition of academic after-school tutoring institutions from raising funds by listing on stock markets or conducting any capitalization activities, and prohibition on listed companies from investing in academic after-school tutoring institutions through capital markets fund raising activities, or acquiring assets of academic after-school tutoring institutions by paying cash or issuing securities, have severely limited the Company’s ability to raise financing required to support its transition away from the provision of junior English language training to aptitude training products.

In addition, the Opinions impose a series of structural requirements on after-school tutoring institutions such as the Company. The Opinions require all after-school tutoring institutions to register as non-profit organizations and prohibits foreign capital from controlling or participating in any academic after-school tutoring institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities. On August 30, 2021, the MOE, together with two other government authorities, issued a circular requiring all academic after-school tutoring institutions to complete registration as non-profit by the end of 2021, and all academic after-school tutoring institutions shall, before completing such registration, suspend enrollment of students and charging fees.

Since the promulgation of the Opinions, the Company has explored various strategic options available to the Company that would be in the best interest of the Company’s shareholders. The Company considered various options, including raising new equity and/or debt financings for the Company, sale of assets, or other forms of strategic alternatives. The Company reached out to various potential investors to explore potential opportunities of such transactions. Due to the significant amount of regulatory uncertainties, no potential investor expressed interest in providing financing or engaging in other types of strategic transactions with the Company. In the meantime, the Company has been in discussions with local regulators and its PRC legal advisors to take the necessary measures to ensure its businesses were operated in compliance with the regulations.

On October 18, 2021, Ms. Lihong Wang, chairwoman of the Board and chief executive officer of the Company, submitted a preliminary non-binding proposal letter (the “Proposal”) to the Board. In the Proposal, Ms. Wang stated that she proposes to acquire (i) all of the equity interests in WFOE and VIE, and (ii) all of the intellectual properties used in the conduct of business of WFOE and VIE and owned by Rise HK. The purchase price for the Asset is calculated based on the total enterprise value of the Assets which is effectively equivalent to existing liabilities and obligations of the Asset (including prepaid tuition fees but excluding indebtedness incurred under the Facilities Agreement). The equity value of the Asset and the purchase price that will actually be received by the Company in the transaction contemplated by the Proposal (the “Proposed Transaction”) will be zero.

On the same day, the Board held a telephonic meeting to discuss the Proposal. During the meeting, Ms. Wang introduced the Proposal to the Board, answered questions from the directors and then recused herself from the meeting and future discussion of the Board with respect to the Proposed Transaction. The Board determined it was in the best interest of the Company and its shareholders to have the Board consider and negotiate the Proposed Transaction, any alternative offer or proposal to the Proposed Transaction made by any other person and other strategic alternatives available to the Company. The Board instructed certain members of the Board and senior management of the Company to give Lenders an update about the Proposal and commence discussion about the potential settlement of the Facilities Agreement, in light of the Proposed Transaction.

Also on the same day, the Board engaged Kirkland and Ellis International LLP (“K&E”) as its U.S. legal counsel and Haiwen & Partners (“Haiwen”) as its PRC legal counsel.

After considering proposals from prospective financial advisors and their respective credentials and experience in similar transactions, the Board engaged China Renaissance Securities (Hong Kong) Limited (“China Renaissance”) as its financial advisor on October 19, 2021.

On October 20, 2021, members of the Board held a telephonic meeting with representatives of China Renaissance and K&E. At the meeting, the Board had a preliminary discussion of the potential advantages and disadvantages of conducting a pre-signing “market check”. After careful consideration about confidentiality and timing concerns, the Board instructed China Renaissance to prepare a list of potential investors who may be interested in engaging in a transaction with the Company.

On October 22, 2021, members of the Board held a telephonic meeting with representatives of China Renaissance and K&E. Representatives of China Renaissance walked the Board through a list of potential investors who may be interested in the Company’s assets or engaging in an alternative transaction with the Company, explained to the Board its criteria for selecting the potential investors and discussed with the Board about the next steps. The Board then instructed China Renaissance to commence investor outreach immediately. On the same day, Ms. Wang separately stated to the Board that she was in discussion with a few potential buyers who were interested in pursuing the Proposed Transaction, some of whom later formed the Buyer Consortium.

On October 27, 2021, the Company announced the receipt of the Proposal and furnished a Form 6-K announcing the same.

On October 29, 2021, members of the Board held a telephonic meeting with representatives of China Renaissance and K&E. During the meeting, representatives of China Renaissance made a presentation to the Board on its valuation analyses of the Company and evaluation of the Proposal from the financial and business perspective. Representatives of China Renaissance updated the Board about its market check process, and there was no potential buyer interested in engaging in a corporate transaction with the Company.

On October 30, 2021, King and Wood Mallesons, as counsel to the Buyer Consortium (“KWM”), delivered to K&E and Haiwen a draft WFOE Purchase Agreement in connection with the Proposed Transaction, following which, K&E, Haiwen and our management began discussions with the Buyer Consortium over the terms of the WFOE Purchase Agreement. In the meantime, members of the Company’s senior management and members of the Board communicated with the Lenders about the key terms proposed by the Buyer Consortium and negotiated terms of the potential settlement of the Facilities.

Over the course of the following weeks, members of the senior management of the Company and members of the Board had multiple rounds of discussions with the Lenders and tried to reach a mutually agreeable settlement with respect to the Facilities. In addition, members of the senior management of the Company and members of the Board reached out to the Shareholder about the possibility of providing financial support to the Company.

On November 15, 2021, the Buyer Consortium informed the Company about certain proposed changes to key terms to the Proposal, including as a condition precedent to the closing of the Proposed Transaction, the Company shall make an additional capital contribution to WFOE in US dollars equivalent of RMB20 million.

On November 19, 2021, Ernst & Young Hua Ming LLP (“EY”) resigned as the independent registered public accounting firm of the Company. EY identified certain regulatory requirements during the audit of the Company’s consolidated financial statements for the year ended December 31, 2021 that require further assessment with respect to the impact of these regulatory requirements on the Company’s operations. Regulations specified in EY’s resignation letter included the Opinions and the circular published by the MOE and two other government authorities for implementation of the Opinions, which require all academic after-school tutoring institutions to complete registration as non-profit organization by the end of 2021. As of the date of EY’s resignation, the Company has not been able to provide additional information to EY to resolve the above-mentioned matter to their satisfaction. Accordingly, EY were unable to progress their audit or render their audit report on our consolidated financial statements for the year ended December 31, 2021.

On the same day, members of the Board and senior management of the Company held a telephonic meeting with representatives of K&E and Latham & Watkins, LLP (“Latham”), counsel to the Borrower in relation to the Facilities Agreement and discussion with the Lenders. In order for the Lenders to consent to the WFOE Sale and reach a settlement under the Facilities Agreement, the Lenders would require a payment in an amount of approximately US$10 million, and any proceeds from the sale of the Edge Business. In light of the additional funding needed to reach settlement with the Lenders and to make a capital contribution to WFOE in US dollars equivalent of RMB20 million, and the lack of potential investors who were interested in providing financing or engaging in an alternative transaction with the Company, the Board reached out to the Shareholder for a potential financing transaction to provide the Company with the necessary financing, and also instructed China Renaissance to continue to find potential investors in parallel.

Also on the same day, the Shareholder indicated to the Company its willingness to extend a convertible shareholder loan to the Company for working capital needs and potentially for payments to the Lenders and other obligations in connection with the Proposed Transaction.

On November 20, 2021, members of the Board and senior management of the Company held a telephonic meeting with representatives of K&E and China Renaissance to discuss the proposed terms of the potential shareholder loan. After the meeting, members of the Board instructed China Renaissance to reach out to potential investors who may be interested in providing financing to the Company.

On November 21, 2021, members of the Board held a meeting via video conference with members of senior management of the Company and representatives from K&E. One of our directors who chaired the meeting updated the Board on the progress that had been made in the negotiations with the Lenders, walked the Board through the potential settlement proposed by the Lenders, and updated the Board on the progress that had been made in the negotiations with the Buyer Consortium regarding the Proposed Transaction. As the Company was in urgent need for cash to pay for certain operating expenses, the audit committee of the Board (the “Audit Committee”) and the Board (with Mr. Jonathan Jia Zhu and Mr. Zhongjue Chen recusing themselves) considered various relevant facts and factors in relation to the potential financing transaction with the Shareholder, including, among other things, (i) the lack of investors interested in providing alternative financing to the Company, and (ii) the key commercials terms of such shareholder financing and determined that it is in the best interests of the Company to enter into a shareholder loan agreement with the Shareholder in the amount of US$2.7 million for working capital purposes (the “Working Capital Loan”) with the following key terms: the Working Capital Loan will have a term of one year, an interest rate of 3.39175% per annum (equivalent of LIBOR plus three percent) with interest payable on the maturity date. The Working Capital Loan will be automatically rolled over as a convertible loan subject to the terms and conditions of any convertible loan agreement that may be entered into between the Company and the Shareholder. The Audit Committee and the Board (with Mr. Jonathan Jia Zhu and Mr. Zhongjue Chen recusing themselves) further authorized senior management of the Company and members of the Board (excluding Mr. Jonathan Jia Zhu and Mr. Zhongjue Chen) to engage in further discussions with the Shareholder about the terms of a convertible shareholder loan, including the conversion price of such convertible shareholder loan.

On November 21, 2021, members of the Board (excluding Mr. Jonathan Jia Zhu and Mr. Zhongjue Chen) and senior management of the Company had negotiations with representatives of the Shareholder about the key terms of the convertible shareholder loan proposed by the Shareholder.

On November 22, 2021, KWM circulated a revised draft of the WFOE Purchase Agreement to Haiwen and K&E. Later on the same day, K&E, Haiwen and KWM held a meeting via video conference to discuss terms of the draft WFOE Purchase Agreement.

Also on November 22, 2021, the Company announced the resignation of EY and furnished a Form 6-K reporting the same.

On November 23, 2021, the Board held a meeting via video conference with members of K&E and Haiwen. Representative of Haiwen walked the Board through the material issues contained in the revised draft of the purchase agreement received on November 22, 2021.

Between November 23, 2021 and November 29, 2021, K&E, Haiwen, KWM, Latham and the Lenders’ counsel exchanged drafts of the Settlement Agreement, the WFOE Purchase Agreement, the IP Holdco Purchase Agreement, the Convertible Loan Deed, an irrevocable voting undertaking by and between the Shareholder and the Buyer SPV, pursuant to which the Shareholder will vote all of the ordinary shares of the Company it holds, or 70,800,808 ordinary shares representing 62.7% of the voting power of the Company’s outstanding shares, in favor of the Sale at the extraordinary general meeting of the Company (the “Voting Undertaking”) and the other transaction documents (the “Transaction Documents”).

During the same period, members of the Board (excluding Mr. Jonathan Jia Zhu and Mr. Zhongjue Chen), with the advice of its advisors, and the Shareholder negotiated and agreed, subject to the approval of the Audit Committee and the Board, to a packaged deal for the shareholder financing, where (i) the Shareholder will extend a convertible loan in the amount of up to $17 million to the Company, at a conversion price at a premium of 10% over the volume weighted average price of the Company’s ADSs for the ten trading days prior to the signing of the Convertible Loan Deed; (ii) the Company will have the right to prepay the convertible loan in full at any time any time prior to the date falling 30 days after the date of the Convertible Loan Deed if the Company obtains an alternative financing from any third party; (iii) the Shareholder will acquire all intellectual property rights of the Company for US$2.5 million, subject to the consent of the Lenders who have security interest over such intellectual property rights, and (iv) the Shareholder will grant the Buyer Consortium a royalty-free, perpetual, irrevocable and exclusive license to use all intellectual property rights of the Company.

On November 29, 2021, the Board held a meeting via video conference with members of senior management of the Company and representatives from K&E and China Renaissance. Each of Ms. Lihong Wang, Mr. Jonathan Jia Zhu and Mr. Zhongjue Chen disclosed their respective interests in connection with the transactions contemplated by the Transaction Documents, including the Sale, at such meeting. Representatives of K&E then reviewed with the Board the key terms of the Transaction Documents. During the meeting, representatives of China Renaissance (i) reported to the Board that for the period from October 22, 2021 to November 29, 2021, China Renaissance reached out to a selected group of potential buyers as part of the market check process and there was no potential buyer interested in providing financing to or engaging in a corporate transaction with the Company, and (ii) made a presentation on its valuation analyses of the Company and evaluation of the Proposal from the financial and business perspective. After consideration and discussion of the proposed terms of the Transaction Documents, and the presentations of China Renaissance, the Audit Committee unanimously determined that the Transaction Documents and the transactions contemplated by the Transaction Documents, including the Sale, on the terms and subject to the conditions set forth in the Transaction Documents, are fair to, and in the best interests of, the Company and its shareholders, and declared it advisable for the Company to enter into the Transaction Documents and the transactions contemplated by the Transaction Documents, including the Sale. After the determination of the Audit Committee, the Board, with the applicable conflicted directors recusing, (i) determined that the Transaction Documents and the transactions contemplated by the Transaction Documents, including the Sale, on the terms and subject to the conditions set forth in the Transaction Documents, are fair to, and in the best interests of, the Company and its shareholders, (ii) authorized and approved the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents, including the Sale, and (iii) resolved to direct that the Purchase Agreements and the transactions contemplated by the Purchase Agreements, including the Sale, be submitted to the shareholders of the Company for authorization and approval, with the recommendation of the Board that the shareholders of the Company authorize and approve the Purchase Agreements and the transactions contemplated by the Purchase Agreements, including the Sale.

Between November 29, 2021 and December 1, 2021, K&E, Haiwen, KWM, Latham and the Lenders’ counsel finalized the Transaction Documents.

On December 1, 2021, the Company, the Borrower, Rise HK, Rise IP, WFOE, VIE, the Buyer SPV, the Shareholder and the Lenders, as applicable, executed the Settlement Agreement, the WFOE Purchase Agreement, the IP Holdco Purchase Agreement, the Convertible Loan Deed, the Voting Undertaking and the other Transaction Documents.

When the Sale is Expected to be Completed

If the Sale Proposal is approved by our shareholders at the extraordinary general meeting, we expect to complete the Sale as soon as practicable after all of the other closing conditions in the Purchase Agreements have been satisfied or waived. We, the Shareholder and the Buyer SPV are working toward satisfying the conditions to closing and completing the Sale as soon as reasonably practicable. Subject to the foregoing, we currently anticipate to complete the Sale in December 2021. However, there can be no assurance that the Sale will be completed at all or, if completed, when it will be completed.

Recommendation of Our Board of Directors

After careful consideration by the Board of Directors, the Board (with the applicable conflicted directors recusing) unanimously approved the Purchase Agreements, the Sale and the other transactions contemplated thereby, and unanimously determined that the Sale and the terms of the Purchase Agreements are advisable to, and in the best interests of, the Company and its shareholders.

Accordingly, the Board (with the applicable conflicted directors recusing) unanimously recommends that shareholders vote “FOR” approval of the Sale Proposal and “FOR” approval of the Proposal to Adjourn the Extraordinary General Meeting.

OUR BOARD OF DIRECTORS RECOMMENDS THAT RISE’S SHAREHOLDERS VOTE “FOR” PROPOSAL ONE, THE SALE.

Effects on RISE if the Sale is Completed and Nature of RISE’s Business Following the Sale

If the Sale Proposal is approved by our shareholders and the Sale is completed, we will no longer provide our after-school English teaching and tutoring services and, will through our subsidiaries, sell substantially all of our assets, and our obligations under the Facilities Agreement will be released. As such, we will become a shell company with no or nominal operations and assets of mostly a limited amount of cash and cash equivalents and nominal assets. We will also have liabilities such as obligations under the transaction documents, including but not limited to, the obligation to repay the convertible loan, and various ongoing operating expenses.

Following the Sale, we plan to actively consider ways to pursue new strategic alternatives, including but not limited to potential business combinations. We have from time to time engaged in preliminary discussions with parties regarding potential strategic transactions with the Company. However, there is no guarantee that we will reach a definitive agreement with respect to such business combination on terms to our satisfaction. Even if we reach a definitive agreement with respect to a business combination, the closing of such transaction may be subject to a number of conditions, such as obtaining regulatory approvals and shareholder approvals, and we cannot assure you that all conditions to such transaction will be satisfied or that the conditions will be satisfied in the time frame expected. We cannot guarantee that any transaction, even if successful, will result in value for the shareholders. Furthermore, following the closing of a business combination, there is no guarantee that the anticipated synergies and other potential benefits from such transaction will be fully achieved or achieved in the expected time frames.

Our reporting obligations as a SEC-registered public company will not be affected as a result of completing the Sale. However, following the Sale, we will become a shell company, and we will not be able to satisfy the continued quantitative maintenance standards of the Nasdaq Global Markets. If we are not able to successfully execute one or more strategic alternatives, including but not limited to potential business combinations, our ADSs will be delisted from the Nasdaq Global Markets. See “Risk Factors—We will become a shell company following the sale, and our ADSs may be delisted from the Nasdaq.”

We will continue to work to maximize shareholder interests with a goal of returning value to our shareholders. The Sale will not alter the rights, privileges or nature of the issued and outstanding Shares. A shareholder who owns our Shares or ADSs immediately prior to the Sale will continue to hold the same number of Shares or ADSs immediately following the closing of the Sale.

The Sale is not a first step in a “going private” transaction under Rule 13e-3 promulgated under the Exchange Act.

Effects on RISE if the Sale is Not Completed

If the Sale Proposal is not approved by our shareholders or the other closing conditions set forth in the Purchase Agreements are not satisfied or waived, and the Sale is not completed, our obligations under the Facilities Agreement may not be released pursuant to the terms and conditions of the Settlement Agreement. Due to the recent regulatory developments targeted at after-school tutoring institutions in China, we will not be permitted to provide our after-school English teaching and tutoring services through our VIE and its subsidiaries and schools. Given the recent regulatory challenges and our needs for capital to cover operational needs and for satisfaction of existing obligations including such under the Facilities Agreement, there can be no assurances that the Company is able to maintain its operations as a going concern.

Plans of RISE Following the Sale

The Board of Directors currently believes that the long-term interests of the Company’s shareholders would be best served by the Company pursuing strategic alternatives that the Board of Directors may subsequently determine are in the best interests of the Company’s shareholders, including but not limited to potential business combinations. We have from time to time engaged in preliminary discussions with parties regarding potential strategic transactions with the Company. However, there is no guarantee that we will reach a definitive agreement with respect to such business combination on terms to our satisfaction. Even if we reach a definitive agreement with respect to a business combination, the closing of such transaction may be subject to a number of conditions, such as obtaining regulatory approvals and shareholder approvals, and we cannot assure you that all conditions to such transaction will be satisfied or that the conditions will be satisfied in the time frame expected. We cannot guarantee that any transaction, even if successful, will result in value for the shareholders. Furthermore, following the closing of a business combination, there is no guarantee that the anticipated synergies and other potential benefits from such transaction will be fully achieved or achieved in the expected time frames.

PRC Tax Consequences of the Sale

The WFOE Sale is a taxable sale under the PRC Enterprise Income Tax Law (the “EIT Law”). If the PRC tax authorities were to recognize an imputed gain for Rise HK from the WFOE Sale, then such imputed gain would be subject to PRC income tax at a rate of 10%.

Governmental and Regulatory Approvals

The Sale is not subject to any material regulatory approvals under applicable PRC laws and regulations. The WFOE Sale would require (i) release of equity pledge provided by WFOE prior to the closing of the WFOE Sale, (ii) the registration and filing of changes of shareholder and business information with respect to the WFOE Sale and relevant matters (including but not limited to registration of the new shareholder, resignation of the director(s) and supervisor(s) of WFOE, and amendments to the articles of association) with Tianjin Administration for Market Regulation or its local branch, (iii) the cancellation of WFOE’s foreign exchange registration with Tianjin Branch of the State Administration of Foreign Exchange or its local bureau, and (iv) the resignation and change of director(s) and supervisor(s) of VIE with Beijing Administration for Market Regulation or its local branch. Pursuant to the WFOE Purchase Agreement, the parties thereto shall procure WFOE and VIE (as applicable) to submit the applications for the foregoing registrations or cancellation upon closing of the WFOE Sale or as soon as practicable thereafter.

The Sale is not subject to any material regulatory approvals under the applicable Cayman Islands laws and regulations.

Vote Required for Approval

Under the WFOE Purchase Agreements, we cannot complete the Sale unless the Purchase Agreements and the transactions contemplated thereby are authorized and approved by an affirmative vote of shareholders representing at least two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting. Shares represented by ADSs for which the ADS depositary votes at the extraordinary general meeting will be counted as present for purposes of determining the existence of a quorum.

No Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to our shareholders under the Companies Law of the Cayman Islands or our memorandum and articles of association in connection with the types of actions contemplated under the Sale Proposal. As a result, holders of our Shares or ADSs will not have the right to seek appraisal and payment of the fair value of the Shares, including those underlying their ADSs.

Terms of the WFOE Purchase Agreement

Below and elsewhere in this proxy statement is a summary of the material terms of the WFOE Purchase Agreement, the English translation of which was furnished as Exhibit 99.2 to Form 6-K furnished by the Company to the SEC on December 1, 2021, is incorporated by reference into this proxy statement. We encourage you to carefully read the WFOE Purchase Agreement in its entirety as the summaries contained herein may not contain all of the information about the WFOE Purchase Agreement that is important to you. Certain terms defined in the WFOE Purchase Agreement have the same meaning as the defined terms used below in this description.

The WFOE Purchase Agreement has been included to provide you with information regarding its terms, and we recommend that you carefully read the WFOE Purchase Agreement in its entirety. Except for its status as a contractual document that establishes and governs the legal relations among the parties thereto with respect to the WFOE Sale, we do not intend its text to be a source of factual, business or operational information about us. The WFOE Purchase Agreement contains representations, warranties and covenants that are qualified and limited, including by information in the disclosure schedules referenced in the WFOE Purchase Agreement that the parties delivered in connection with the execution of the WFOE Purchase Agreement. Representations and warranties may be used as a tool to allocate risks between the respective parties to the WFOE Purchase Agreement, including where the parties do not have complete knowledge of all facts, instead of establishing such matters as facts. Furthermore, the representations and warranties may be subject to different standards of materiality applicable to the contracting parties, which may differ from what may be viewed as material to shareholders. These representations may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the WFOE Purchase Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement. You should not rely on its representations, warranties or covenants as characterizations of the actual state of facts or condition of the Company or any of our affiliates.

The WFOE Sale

Pursuant to the WFOE Purchase Agreement, the Company has agreed to, through Rise HK, sell all of the equity interests in WFOE to the Buyer SPV, in consideration of the Buyer SPV (i) paying to Rise HK consideration of RMB1, and (ii) assuming all liabilities of WFOE and its subsidiaries. Conditions precedent to the WFOE Sale include, without limitation, (i) Rise HK and Rise IP shall grant WFOE or entities designated by the Buyer SPV a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned by or licensed to Rise HK and/or Rise IP, (ii) the Company shall make the Capital Injection, and (iii) the Lenders of the Facilities Agreement shall have released the applicable guarantees, obligations and equity pledges provided by WFOE and VIE.

Consideration

In consideration of the sale of the equity interests in WFOE pursuant to the WFOE Purchase Agreement, the Buyer SPV will (i) pay to Rise HK consideration of RMB1 or in a foreign currency equivalent to RMB1, and (ii) assume all liabilities of WFOE and its subsidiaries.

Representations and Warranties

In the WFOE Purchase Agreement, in addition to disclosure made in documents the Company filed with the SEC, the Company, Rise HK and Rise IP jointly and severally made certain representation and warranties, relating, among other things, to shareholding structure, organization and standing, Rise HK’s legal rights to equity interests in WFOE, no defects, authorization and effectiveness, no conflict, legal and administrative proceedings, tax compliance and intellectual property. None of such representations will survive the WFOE Sale Closing (as defined below).

The WFOE Purchase Agreement contains representations and warranties of the Buyer SPV, relating, among other things, to organization and standing, authorization and effectiveness, no hindrance, no conflict, lawful source of funds and the funding status of Buyer SPV and its affiliates.

The representations and warranties contained in the WFOE Purchase Agreement will not survive the WFOE Sale Closing.

Covenants

Each party to the WFOE Purchase Agreement must take all necessary actions to facilitate the completion of the transactions contemplated thereunder, including but not limited to signing all reasonably necessary documents and instruments and completing required governmental approval/filing formalities.

Additionally, the Company must convene a general meeting of its shareholders as soon as practicable to approve the transaction contemplated under the WFOE Purchase Agreement.

Furthermore, parties to the WFOE Purchase Agreement shall procure WFOE and VIE (as applicable) to submit the applications for (i) the registration and filing of changes of business information with respect to the WFOE Sale and relevant matters (including but not limited to resignation of the director(s) and supervisor(s) of WFOE, and amendments to the articles of association) to Tianjin Administration for Market Regulation or its local branch, (ii) the cancellation of WFOE’s foreign exchange registration to Tianjin Branch of the State Administration of Foreign Exchange or its local bureau; and (iii) resignation and change of director(s) and supervisor(s) of VIE to Beijing Administration for Market Regulation or its local branch, upon WFOE Sale Closing or as soon as practicable thereafter.

Conditions to WFOE Sale Closing

Each party to the Purchase Agreement will not be obligated to complete the WFOE Sale (the “WFOE Sale Closing”) unless a number of conditions are satisfied or waived. These general closing conditions are:

1. between the date of the WFOE Purchase Agreement and the WFOE Closing, there being no newly promulgated laws, regulations, rules, administrative orders or actions of government authorities which resulted in refunds for tuition fee exceeding 70% of the prepaid tuition fees as shown in the consolidated statements of WFOE and VIE on the date of the WFOE Purchase Agreement or other similar circumstances such that the business of WFOE and VIE substantially cannot be operated, after WFOE and VIE have used their best efforts to communicate with the regulatory authorities and mitigate the adverse effect caused by such refunds or other similar circumstances;

2. there being no effective law or governmental order enjoining, prohibiting or making illegal the consummation of the WFOE Sale or IP Licensing, no regulatory or governmental proceedings, announced or threatened in writing, that may prohibit or materially hinder the consummation of the WFOE Sale or IP Licensing, and no government investigation which would have a material adverse effect on WFOE;

3. receipt of all internal consents and authorizations to approve the execution, delivery and performance of the WFOE Purchase Agreement and the transactions contemplated thereunder (including the WFOE Sale and IP Licensing) by the Company, Rise HK, Rise IP, WFOE and VIE; and

4. the accuracy of the representations and warranties of each party in all material aspects and material compliance by each party with its pre-closing covenants.

In addition, the obligations of Buyer SPV to pay the consideration for the WFOE Sale is subject to the satisfaction or waiver of additional conditions, including:

1. completion of the IP Licensing;

2. completion of the Capital Injection;

3. release by the Lenders of guarantees provided by WFOE and VIE and share pledge over the equity interests in WFOE under the Facilities Agreement;

4. release by the Lenders of all remaining balance standing to the credit of the account maintained by WFOE with CTBC Bank Co., Ltd. Shanghai Branch (the “Onshore Deposit”);

5. waiver by Rise HK of certain receivables from WFOE (after the set-off of certain payables from Rise HK to WFOE) and waiver by WFOE of its right of recovery against the Company, Rise HK or Rise IP for all payables, due or undue upon WFOE Sale Closing under contracts executed/proposed to be executed in the name of WFOE with suppliers of the Company, Rise HK or Rise IP; and

6. termination of certain related party transactions between Rise HK and WFOE, and execution of relevant termination agreements.

Termination of the WFOE Purchase Agreement

The WFOE Purchase Agreement may be terminated upon mutual agreement among the parties or if the WFOE Sale Closing does not take place within three months following the execution of the WFOE Purchase Agreement.

Miscellaneous

Taxes and Fees

Each party to the WFOE Purchase Agreement will be required to pay its own taxes and fees payable by such party in connection with the WFOE Purchase Agreement and transactions contemplated thereunder.

Amendments

The WFOE Purchase Agreement may only be amended with the written consent of each of the parties thereto.

Governing Law

The WFOE Purchase Agreement is governed by the laws of the PRC.

Terms of the IP Holdco Purchase Agreement

Below and elsewhere in this proxy statement is a summary of the material terms of the IP Holdco Purchase Agreement, furnished as Exhibit 99.3 to Form 6-K furnished by the Company to the SEC on December 1, 2021, is incorporated by reference into this proxy statement. We encourage you to read the IP Holdco Purchase Agreement in its entirety because it is the legal document that governs the IP Sale. We encourage you to carefully read the IP Holdco Purchase Agreement in its entirety as the summaries contained herein may not contain all of the information about the IP Holdco Purchase Agreement that is important to you. Certain terms defined in the IP Holdco Purchase Agreement have the same meaning as the defined terms used below in this description.

The IP Holdco Purchase Agreement has been included to provide you with information regarding its terms, and we recommend that you carefully read the IP Holdco Purchase Agreement in its entirety. Except for its status as a contractual document that establishes and governs the legal relations among the parties thereto with respect to the Sale, we do not intend its text to be a source of factual, business or operational information about us. The IP Holdco Purchase Agreement contains representations, warranties and covenants that are qualified and limited, including by information in the disclosure schedules referenced in the IP Holdco Purchase Agreement that the parties delivered in connection with the execution of the IP Holdco Purchase Agreement. Representations and warranties may be used as a tool to allocate risks between the respective parties to the IP Holdco Purchase Agreement, including where the parties do not have complete knowledge of all facts, instead of establishing such matters as facts. Furthermore, the representations and warranties may be subject to different standards of materiality applicable to the contracting parties, which may differ from what may be viewed as material to shareholders. These representations may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the IP Holdco Purchase Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement. You should not rely on its representations, warranties or covenants as characterizations of the actual state of facts or condition of the Company or any of our affiliates.

The IP Sale

Pursuant to the terms of the IP Holdco Purchase Agreement, the Company and the IP Seller have agreed to sell all of the equity interests in Rise HK and Rise IP to the Shareholder in consideration of the Shareholder (i) paying US$2,500,000 to the Company, for the purposes of paying the Lenders in settlement of the Facilities Agreement, and (ii) causing Rise HK and Rise IP to grant WFOE or entities designated by the Buyer SPV a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned by or licensed to Rise HK and/or Rise IP. The Sale is conditioned upon receiving approval from RISE’s shareholders. The IP Sale is subject to, among other customary conditions precedent, the completion of the WFOE Sale.

Consideration

In consideration of the sale of the equity interests in Rise HK and Rise IP, the Shareholder will (i) paying US$2,500,000 to the Company, for the purposes of paying the Lenders in the settlement of the Facilities Agreement, and (ii) cause Rise HK and Rise IP to grant WFOE or entities designated by the Buyer SPV a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned by or licensed to Rise HK and/or Rise IP.

Representations and Warranties

The IP Holdco Purchase Agreement contains representations and warranties of the IP Seller and the Shareholder, relating, among other things, to shareholding structure of Rise HK and Rise IP, the IP Seller’s legal rights to equity interests in Rise HK and Rise IP, organization and standing, authorization and effectiveness.

Conditions to IP Sale Closing

Each party to the IP Holdco Purchase Agreement will not be obligated to complete the transactions contemplated thereunder (the “IP Sale Closing”) unless a number of conditions are satisfied or waived. These closing conditions are:

1. the representations and warranties made by the IP Seller remaining accurate in all material respects as of the date of the IP Sale Closing;

2. the covenants and agreements contained in the IP Holdco Purchase Agreement to be complied with by the IP Seller on or before the IP Sale Closing shall have been complied with in all material respects;

3. no action shall have commenced or threatened by or before any governmental authority against the IP Seller, seeking to restrain or materially and adversely alter the IP Sale which, in the reasonable, good faith determination of the Shareholder, is likely to render it impossible or unlawful to consummate the IP Sale or which could have a material adverse effect;

4. the IP Seller shall have received, each in form and substance reasonably satisfactory to the Shareholder, substantially all third party consents required for consummation of the IP Sale, including consents from the lenders in connection with the Facilities Agreement; and

5. the WFOE Sale has been consummated pursuant to the terms and conditions under the Purchase Agreement and WFOE has completed the registration and filing of changes of business information with respect to the WFOE Sale and relevant matters with Tianjin Administration for Market Regulation or its local branch and the IP Seller has delivered or cause to be delivered to the Shareholder, in form and substance satisfactory to the Shareholder, proof of completion of the foregoing registration and filing.

Termination of the IP Holdco Purchase Agreement

The IP Holdco Purchase Agreement may be terminated upon mutual agreement among the parties or if the IP Sale Closing does not take place within three months following the execution of the IP Holdco Purchase Agreement.

Miscellaneous

Amendments

The IP Holdco Purchase Agreement may only be amended, modified or supplemented by a written instrument executed by all the parties thereto.

Governing Law

The IP Holdco Purchase Agreement is governed by the laws of Hong Kong.

PROPOSAL TWO: PROPOSAL TO ADJOURN THE EXTRAORDINARY GENERAL MEETING

The Proposal to Adjourn the Extraordinary General Meeting would authorize the chairperson of the extraordinary general meeting to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies in the event that, at the extraordinary general meeting, insufficient proxies are received in favor of the Sale Proposal at the extraordinary general meeting before any vote is taken thereon. If the Proposal to Adjourn the Extraordinary General Meeting is approved, we will be able to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies to approve the Sale Proposal. If you have previously submitted a proxy on the proposals discussed in this proxy statement and wish to revoke it upon adjournment of the extraordinary general meeting, you may do so.

Vote Required for Approval

The approval of the Proposal to Adjourn the Extraordinary General Meeting requires a simple majority of votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting. Shares represented by ADSs for which the ADS depositary votes at the extraordinary general meeting will be counted as present for purposes of determining the existence of a quorum.

No Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to our shareholders under the Companies Law of the Cayman Islands or our memorandum and articles of association in connection with the types of actions contemplated under the Proposal to Adjourn the Extraordinary General Meeting. As a result, holders of our Shares or ADSs will not have the right to seek appraisal and payment of the fair value of the Shares, including those underlying their ADSs.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT RISE’S SHAREHOLDERS VOTE “FOR” PROPOSAL TWO, THE PROPOSAL TO ADJOURN THE EXTRAORDINARY GENERAL MEETING.

WHERE YOU CAN FIND MORE INFORMATION

RISE files annual reports with and furnishes current reports on Form 6-K to the SEC. You may read and copy these reports, statements or other information filed by RISE at the website maintained by the SEC at http://www.sec.gov. The reports and other information that we file with the SEC are also available in the “Investors” section of RISE’s corporate website at https://ir.risecenter.com/

You should rely only on the information contained in this proxy statement and the other reports we file with the SEC. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated December 6, 2021. You should not assume that the information contained in this proxy statement is accurate as of any date other than such date.